Mark Kronforst

August 17, 2007

[Forgent Networks, Inc. Letterhead]

April 4, 2008

Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Forgent Networks, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended July 31, 2007
Filed October 29, 2007
Form 10-Q for the Fiscal Quarter Ended April 30, 2007
Filed June 14, 2007
File No. 000-20008

Dear Mr. Kronforst:

The following additional information is in response to your letter dated February 6, 2008 containing your comments to Note 3 to our financial statements filed with Form 10-K for our fiscal year ended July 31, 2007.

As previously communicated to the Staff, we had identified unauthorized users of our patented technologies and had developed an intellectual property program with the purpose of pursuing such unauthorized users for patent infringement.  For the reasons previously communicated, we believe that amounts we received attributable to our patented technologies are appropriately classified as revenue by us.  However, in light of the Staff’s comments, we have analyzed our settlements as described below to determine if any portion should be recorded as other income.  We believe that our analysis is consistent with the comments made by Mr. Eric West on December 10, 2007 at the 2007 AICPA National Conference on Current SEC and PCAOB Developments relating to accounting for litigation settlements.

Our initial efforts consisted of contacting identified unauthorized users to set up negotiations for settling their patent infringement.  As part of the negotiations, we estimated the amount of revenue that the unauthorized users had derived and would derive from the use of our patented technologies from sources such as publicly filed information (i.e. Form 10-K’s), data provided by the unauthorized user and data obtained from other research.  We researched royalty arrangements for use of similar patents in this industry noting royalty rates ranging from .25% to 1.25%.

Our initial settlements did not involve any litigation.  We have used these initial settlements to determine the average royalty rate that we were being paid based upon the estimated amount of revenues derived by the unauthorized user of our patented technology.  We determined that the weighted average royalty associated with these settlements was 0.193%, and the median royalty rate was approximately 0.358%.

Once we began pursuing companies that we had determined were using our patented technologies on an unauthorized basis, certain other companies voluntarily reported to us, that they were using our technologies, and sought to enter into agreements to license our patent technologies.  We also evaluated the royalty rate paid by these self-reporting companies.  These entities made cash payments to us for the use of our patented technologies, based on their estimate of revenues derived from the use of our patented technologies multiplied by a royalty rate of 1%.  The royalty rate of 1% was a rate deemed to be appropriate by us and the self-reporting entity.   Please note that no companies voluntarily self-reported their use of our patented technologies until after we initialized our program to pursue unauthorized users.  All settlement amounts which did not involve litigation, which includes unauthorized users we pursued and self-reporting entities, were recorded as revenue.

Since not all identified unauthorized users of our patented technologies voluntarily self-reported to us or were willing to negotiate with us without litigation being filed, we did file litigation for patent infringement against some of the identified unauthorized users. For settlements reached when litigation was involved, we applied the residual method to determine the value of the total settlement amount to allocate to the resolution of the litigation.  We are not able reliably estimate the fair value of the litigation element as we have no instances where such litigation element has been “sold separately” and, therefore, we have applied a residual method, consistent with Mr. West’s comments.

To determine the residual value of the litigation element, we first determined the value of the license element of the settlement by multiplying the weighted-average royalty rate of 0.193% from our negotiated settlements against the estimated amount of revenues generated by the unauthorized user from the use of our patented technologies.  The royalty rate applied was determined from our experience with license settlements that did not involve litigation (see above). We then compared the computed value of the license element to the total settlement amount of the arrangement to determine what amount of excess or residual remained to allocate to the litigation element.  In each instance we determined that there was no residual amount of the total settlement to allocate to the litigation element.  Therefore, we allocated all of the total settlement to the license element which was recorded as revenue.

Based upon our analysis summarized above, we continue to believe that the amount of our license settlements classified and recorded as revenue is appropriate.

Thank you for your consideration of our above response.

Sincerely,

/s/ Jay C. Peterson
Chief Financial Officer

cc:	Ricky Richter
Ernst & Young LLP

Vernon E. Rew, Jr.
Winstead PC